Exhibit 9.1

Agreement

Among the

Shareholders

of

Royal Bakery Holdings Inc.

THIS AGREEMENT AMONG SHAREHOLDERS (this "Agreement") is made as of the _______________, 2011 by and among

Shareholder 1 : Name: Yam Ming Chong	ADDRESS: Flat A, 9/F, Seapower Industrial Centre 177 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong Phone: (852) 93016490
Shareholder 2 : Name: Yue Kwan Chong	ADDRESS: Flat A, 9/F, Seapower Industrial Centre 177 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong Phone: (852) 60856188
Shareholder 3 : Name: Sze Wing Winnie Cheung	ADDRESS: Unit A8, 7/F, Block A Hong Kong Industrial Center 489-491 Castle Peak Road Cheung Sha Wan, Kowloon, Hong Kong Phone: (852) 28976280
Shareholder 4 : Name: Tommy Yu Yan Cheung	ADDRESS: Flat B, 3/F, Block 3 8-12 Fu Kin Street, Julimount Garden, Shatin, New Territories Hong Kong Phone: (852) 94882688

Shareholder 5 : Name: Egg Tart Café United Holdings, LLC.	ADDRESS: 848 Stewart Drive Suite #101 Sunnyvale, CA 94085 Phone: 1(408) 8898411
Shareholder 6 : Name: Suet Tan Connie Wong	ADDRESS: Flat D, 17F, 19 Nassau Street Mei Foo Sun Chuen, Kowloon, Hong Kong Phone: (852) 96814001
Shareholder 7 : Name: Ka Yum Tai	ADDRESS: 1A Louvre Court 3-4 Fuk Kwan Avenue Tai Hang, Hong Kong Phone: (852) 96597660
Shareholder 8 : Name: Jessica Chong Ho Ching	ADDRESS: Flat C, 9/F Peace Garden Ho Man Tin, Kowloon Phone: (852) 94548856
Shareholder 9 : Name: George Ma	ADDRESS: 310 La Prenda Millbrae, CA 94030 Phone: 1(415) 203-1688

 (hereinafter collectively called the "Shareholders" and individually called a "Shareholder") and hereafter referred as the Parties (“Parties”)

Royal Bakery Holdings Inc.	ADDRESS: 1628 Hostetter Road San Jose, CA 95131
(hereinafter called the "Company").

This agreement establishes an understanding between the parties and as such all parties agree to be bound by its Terms and Conditions.  This agreement shall not become binding upon the parties until it has been signed by an authorized representative of the Parties and signed and accepted by authorized officers.

RECITALS
WHEREAS, the parties desire to enter into shareholder agreement in order to set forth the details of their relationship and the governance and management of the Company;

WHEREAS, the parties desire to establish the Company in State of Delaware in USA. The company is authorized to issue only one (1) class of common stock.

Unless approved by the Board of Directors; and the total number of shares which the company is authorized to issue is 25,000,000.

WHEREAS, the parties are each registered owners of the number of common shares of the Company (collectively the “Shares”) set forth as follows:

Shareholder 1: Name: Yam Ming Chong	Number of Shares / Equity: Common shares: 2,000,000 shares Equity: 20.00% Share Price: $ 0.01 per share
Shareholder 2: Name: Yue Kwan Chong	Number of Shares / Equity: Common shares: 2,000,000 shares Equity: 20.00% Share Price: $ 0.01 per share
Shareholder 3: Name: Sze Wing Winnie Cheung	Number of Shares / Equity: Common shares: 1,750,000 shares Equity: 17.50% Share Price: $ 0.01 per share
Shareholder 4: Name: Tommy Yu Yan Cheung	Number of Shares / Equity: Common shares: 1,600,000 shares Equity: 16.00% Share Price: $ 0.01 per share
Shareholder 5: Name: Egg Tart Café United Holdings, Inc.	Number of Shares / Equity: Common shares: 2,000,000 shares Equity: 20.00% Share Price: $ 0.01 per share

Shareholder 6: Name: Suet Tan Connie Wong	Number of Shares / Equity: Common shares: 250,000 shares Equity: 2.50% Share Price: $ 0.01 per share
Shareholder 7: Name: Ka Yum Tai	Number of Shares / Equity: Common shares: 200,000 shares Equity: 2.00% Share Price: $ 0.01 per share
Shareholder 8: Name: Jessica Chong Ho Ching	Number of Shares / Equity: Common shares: 100,000 shares Equity: 1.00% Share Price: $ 0.01 per share
Shareholder 9: Name: George Ma	Number of Shares / Equity: Common Shares: 100,000 shares Equity: 1.00% Share Price: $ 0.01 per share

WHEREAS, the Shareholders and the Company wish to further the interests of the Company by imposing the restrictions and obligations set forth herein with respect to the shares of such common stock (hereinafter called the "Shares");

NOW THEREFORE, in consideration of the premises and the mutual agreements and representations herein contained, and intending to be legally bound hereby, the parties agree as follows:

SPECIAL PROVISIONS

SECTION 1:  General Restriction on Transfer; Right of First Refusal.

Except for dispositions under Section 2 or Section 3 below, no Shareholder shall sell or otherwise transfer or dispose of any Shares now owned or hereafter acquired by him/her unless the following conditions shall have been complied with:

(a)
The transferring Shareholder shall give the Company and each of the other Shareholders written notice of the terms (including the number of shares to be transferred, the price per share and the name of the proposed transferee) on which he proposes to transfer his shares.

(b)
Within thirty (30) days after receipt of such notice the Company shall have the right and option to be exercised if at all by written notice to the transferring Shareholder and all other Shareholders and by tendering to the transferring Shareholder the Purchase Price (as defined in subparagraph (e) below) for such stock to purchase all, but not less than all, of the Shares which the transferring Shareholder proposes to sell.

(c)
If the Company has not exercised its right to purchase within such thirty-day (30) period the Company shall, as soon as practicable thereafter, give each of the other Shareholders written notice of its non-exercise, and such other Shareholders shall have the right (to be exercised, if at all, as stated below and within fifteen (15) days after receipt of such notice of non-exercise from the Company) to purchase in the aggregate all, but not less than all, of the Shares which the selling Shareholder proposes to sell at the Purchase Price therefore. Such other Shareholders, individually or as a group, shall exercise their right by giving written notice thereof to the transferring Shareholder, to the Company and to all the other Shareholders. The notice of each exercising Shareholder shall state the number of shares which he is willing to purchase. If there is an oversubscription by such Shareholders, the Shares to be sold shall, to the extent required to eliminate the oversubscription, be allocated among the exercising Shareholders in the proportion of the number of Shares which each of them then owns. Each exercising Shareholder shall, within ten (10) days after giving notice of his exercise of the right to purchase, tender to the transferring Shareholder the Purchase Price for the Shares covered by such notice or such lesser amount of Shares as may have resulted from an oversubscription and allocation as hereinabove provided. If any exercising Shareholder shall fail to make such tender of Purchase Price, the transferring Shareholder shall promptly notify the other exercising Shareholders of such failure, and such other Shareholders shall have the right (to be exercised by tendering to the transferring Shareholder, within five (5) days after the receipt of such notice, the Purchase Price for the Shares as to which the failure to tender occurred) to purchase pro rata the Shares as to which the failure occurred.

(d)
If all the Shares which the transferring Shareholder proposes to sell are not purchased by the Company or the other Shareholders, respectively, in accordance with subparagraphs (b) and (c) above, the transferring Shareholder may make a bona fide transfer of all of said Shares to the prospective purchaser named, and upon the other terms stated, in his notice of proposed sale. If the transferring Shareholder shall fail to make such sale within ninety (90) days following the expiration of the time provided in subparagraph (c) above for the exercise of the right to purchase by other Shareholders, the right of the transferring Shareholder to make the proposed sale shall terminate.

(e)
If either the Company or the Shareholders exercise its or their right to purchase Shares under this Section 1, it or they shall pay for the Purchase Price for such Shares. For purposes of this Agreement, the Purchase Price shall be the lesser of the following:

(i)	the price set forth in the notice of proposed sale given by the transferring Shareholder, or
(ii)
an amount equal to the book value of such Shares as determined from the Company's balance sheet as of the month and immediately prior to the date of the notice given pursuant to paragraph (a) above (it being agreed that the Company's accounting records shall be conclusive for such purpose).

SECTION 2 - Restriction on Transfer by Gift or Pledge.

No Shareholder shall transfer by gift or pledge any interest in any Shares of the Company now owned or hereafter acquired by him without first obtaining the consent in writing of the Company, approved by its Board of Directors, for such transfer. The giving or refusing of consent to any proposed transfer is entirely within the discretion of the Company through the action or inaction of its Board of Directors. If any Shareholder shall propose such a transfer he shall give the Company and each of the other Shareholders written notice of the terms thereof (including the number of Shares to be transferred, the nature of the transfer and the name of the proposed transferee), and the Company shall notify such Shareholders of its approval or disapproval within thirty (30) days of its receipt of such notice. If the Company fails to act within such thirty (30) day period, the Company shall be deemed to have refused to consent to the proposed transfer.

SECTION 3 - Purchase of Shares upon Death or Incompetence of a Shareholder.

Within ninety (90) days after the death of any Shareholder or within ninety (90) days after any Shareholder has been adjudicated incompetent by a court of competent jurisdiction from which adjudication no further appeal may be taken, the Company shall purchase (and each Shareholder hereby obligates himself and his estate and his personal representative to sell to the Company) all the Shares of the Company then owned by the Shareholder or by his estate, as the case may be, at the Purchase Price for such Shares.  The Purchase price shall be paid in full by internal resources of the Company, or, based on the Company’s decision, issuing a three-year promissory note of the Company, bearing interest at United State Treasury Prime Interest Rate per annum compounded monthly, and providing for the payment of the principal in three equal annual instalments, with principal and accrued interest payable on the anniversary dates of the note.

SECTION 4 - Additional Shareholders.

Each person or entity to whom the Company may after the date hereof issue shares, and each transferee of Shares after the date hereof, shall as a condition to such issuance or the effectiveness of such transfer be required to execute a written Consent of his agreement to be bound by all of the terms and conditions of this Agreement in substantially the form of the Consent attached hereto as Exhibit A. The Company shall not issue or transfer any Shares until it has received an executed Consent from the person or authorized signer of an entity to whom such Shares are to be issued or transferred. Upon the Company's receipt of such Consent and thereafter, the terms "Shareholder" and "Shareholders," as used herein, shall include such person or entity to whom such Shares have been issued or transferred.

Each party agrees that, it shall require at least a 67% vote approval from the Board of Directors before the Company may issue any new shares.

SECTION 5 - Inability of the Company Lawfully to Purchase Shares.

The Company's obligation to purchase Shares pursuant to Section 3 of this Agreement is subject to all applicable rules of law. If at any time the Company does not have the right lawfully to purchase all of the Shares which the Company is then obligated to purchase under this Agreement:

(a)
if, at the time in question, the Company is obligated to purchase Shares held by more than one person, the Company shall purchase as many Shares as it may lawfully purchase, and shall allocate its purchases among the persons from whom it is obligated to purchase in the same ratio as the total number of Shares at that time held by each such person bears to the total number of Shares at that time held by all such persons; and

(b)
the inability of the Company at any time or from time to time lawfully to purchase or to pay for all Shares which it is obligated to purchase under this Agreement shall not relieve the Company of the obligation to make such purchase or payment in accordance with this Agreement as promptly as practicable after the Company is able lawfully to make such purchase or payment.

SECTION 6 –  Additional Restriction on selling Shareholder’s Shares

All parties agreed on the following restrictions on selling their shares:

(a)	RESTRICTION ON TIMING. All SHAREHOLDERS agree not to sell their shares within 6 months after signing this Agreement (hereinafter called the “restricted period”).

(b)
RESTRICTION ON SELLING PRICE. Unless the Board of Directors comes to an agreement with 67% by voting, All SHAREHOLDERS agree not to sell the shares at a price more than 5 times of their original investment per share to the COMPANY and SHAREHOLDER(S).

(c)
RESTRICTION ON PERCENTAGE. Each SHAREHOLDER is restricted to sell not more than twenty-five (25%) of his shares immediately after the restricted period and not more than 25% every 6 months period thereafter. In the event that the COMPANY becomes a public company, the sale and purchase of shares from each SHAREHOLDER will be regulated by the Security Exchange Commissioner (SEC), or government regulatory requirements.

(d)
FORCED SALE AND WITHDRAWAL. In the event that any SHAREHOLDER violates this SHAREHOLDER Agreement or does any intentional or wilful and wanton act that causes damage to the COMPANY, that SHAREHOLDER shall be subject to a Forced Sale and Withdrawal from the COMPANY. That violating SHAREHOLDER shall have thirty (30) days to cure any such violation. Failure to cure such violation shall cause the remaining SHAREHOLDERS to vote on this issue. A majority vote shall be required to force the sale and withdrawal of that violating SHAREHOLDER. Damage to the COMPANY shall include, but not limited, to monetary damage or loss, defamation to the name of the COMPANY, misuse of authority in their individual capacity, loss of revenue or business, and any other acts that would be detrimental to the COMPANY. The sale of the shares shall be subject to this agreement regarding the value of the shares and any other paragraphs that may apply.

SECTION 7 –  Directors

The Company shall have three (3) directors; and each shareholder shall comprise of directors nominated by the shareholders in proportion to each of their shareholding percentage in the Company. In the event that the COMPANY becomes a public company, the nomination of directors will be regulated by the Security Exchange Commissioner (SEC), or government regulatory requirements.

GENERAL PROVISIONS

(a)
Notices. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing by registered or certified mail, shall be addressed, in the case of the Company, to its principal office, and in the case of each Shareholder, to his address appearing on the shareholder records of the Company, or to such other address as he may designate to the Secretary of the Company, and shall be deemed given when so mailed.

(b)
Amendments. This Agreement may be amended by written approval of the owners of at least Sixty-seven percent (67%) of the Shares outstanding at the time such amendment is proposed. Any such amendment shall be binding upon the Company and upon all Shareholders. The acceptance of this Agreement by a transferee of Shares shall not be deemed an amendment of this Agreement.

(c)
Reference to. All references herein to the owner or holder of Shares of stock of the Company include all individuals and organizations which own, hold or have a legally enforceable interest in such Shares, regardless of the form of such ownership and regardless also of the manner in which, and the purpose for which, such ownership was obtained.

(d)
Damages. The parties hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to the legal representative of a decedent or an incompetent by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any party hereto or the legal representative of a decedent or incompetent shall institute any action or proceeding to enforce the provisions hereof, no person (including the Company) against whom such action or proceeding is brought shall urge in any such action or proceeding the claim or defence that such a remedy at law exists.

(e)
Representation and Warranty.  The Shareholders hereby represent and warrant to and hereby covenant with each other that they have the right and authority to enter into this Agreement and to perform the obligations on their respective parts under this Agreement.

(f)
Applicable Law.  This Agreement and the performance of the Shareholders hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware of United States of America and no presumption shall be deemed to exist in favour of or against either Shareholder as a result of the preparation and/or negotiation of hereof.

(g)
Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and there are not other understandings, representations or warranties, oral or written, relating to the subject matter of this Agreement, which shall be deemed to exist or to bind any of the parties hereto, their respective successors or assigns except as referred to herein.

(h)
Further Assurances.  Each Shareholder shall execute such deeds, assignments, endorsements and other instruments and evidences of transfer give such further assurances and perform such acts as are or may become necessary or appropriate to effectuate and to carry out the provisions of this Agreement. All such deeds, assignments, endorsements and other instruments and evidences of transfer and all other acts of any kind which are to be as of the date of this Agreement shall be delivered or taken as soon as possible following the date of this Agreement. Each Shareholder further agrees to have a legend imprinted on the stock certificate(s) evidencing his shares in the Company which will declare existence of the restrictions on transfer contained in this Agreement.

(i)
Severability.  If any provisions of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of the Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

(j)
Binding Agreement.  Subject to the restrictions on transfers and other dispositions set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned Shareholders and their respective successors and assigns.

(k)	Headings. The headings of Sections in this Agreement are for convenience only and are not a part of this Agreement.

(l)	Language. This Agreement and all other agreements executed on the basis of this Agreement shall be written and interpreted in English.

(m)
Force Majeure. If the performance of this Agreement or any obligation hereunder is prevented, restricted or interfered with by reason of force majeure, the Shareholder so affected, upon giving prompt notice to the other Parties, shall be excused from such performance to the extent of such prevention, restriction or interference; provided, that the Shareholders so affected shall use its best efforts to avoid or remove such causes of non-performance and shall continue performance hereunder with the utmost dispatch whenever such causes are removed; and provided, further, that whenever it appears advisable to a Shareholder hereto to consent to the entry of a judgment against it by a court of competent jurisdiction rather that incur substantial expense or great inconvenience, the entry of such judgment shall excuse such Shareholder from performance hereunder to the extent that such judgment forbids or restrains such performance.

(n)
Gender. References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be

(o)
Omissions or Delays.  No omission or delay on the part of any Shareholder hereto in requiring a due and punctual fulfillment by the other Shareholder hereto of the obligations of such other Shareholder hereunder shall be deemed to constitute a waiver by the omitting or delaying Shareholder of any of its rights to require such due and punctual fulfillment of any other obligation hereunder, whether similar or otherwise, or a waiver of any remedy it might have.

(p)
Counterparts. This Agreement and its Exhibits A, Exhibits B and Exhibits C, may be executed in several counterparts, each of which shall be deemed an original, but together they shall constitute one and the same instrument.

(q)	Signature Page:

Shareholder 1: Yam Ming Chong	/s/ Yam Ming Chong

Shareholder 2: Yue Kwan Chong	/s/ Yue Kwan Chong

Shareholder 3: Sze Wing Winnie Cheung	/s/ Sze Wing Winnie Cheung

Shareholder 4: Tommy Yu Yan Cheung	/s/ Tommy Yu Yan Cheung

Shareholder 5: Egg Tart Café United Holdings, Inc.	/s/ Stephen Wan

Shareholder 6: Suet Tan Connie Wong	/s/ Suet Tan Connie Wong

Shareholder 7: Ka Yum Tai	/s/ Ka Yum Tai

Shareholder 8: Jessica Chong Ho Ching	/s/ Jessica Chong Ho Ching

Shareholder 9: George Ma	/s/ George Ma

EXHEBIT A
CONSENT

The undersigned hereby (a) consents to, and agrees to be bound by, all of the terms and conditions of a Shareholders Agreement dated ________________ (the "Agreement") by and among _______________________ the ("Company"), and the individual shareholders of the Company therein named, and (b) acknowledges receipt from the Company of a copy of the Agreement.

Shareholder

/s/ Chong Yam Ming

Print Name: Chong Yam Ming

Title: _____________________________

Date: October 17, 2011

Shareholder

/s/ Chong Yue Kwan

Print Name: _______________________

Title: Chong Yue Kwan

Date:  October 17, 2011

Shareholder

/s/ Winne Cheung

Print Name: Sze Wing Winnie Cheung

Title: CFO

Date:  October 17, 2011

Shareholder

/s/ Tommy Cheung

Print Name: Tommy Cheung

Title: Chairman

Date:  October 17, 2011

Shareholder

/s/ Stephen Wan
Print Name: Egg Tart Café United Holdings, LLC.

Title: Manager

Date:  October 17, 2011

Shareholder

/s/ Connie Suet Tan Wong

Print Name: Connie Suet Tan Wong

Title: _____________________________

Date:  October 17, 2011

Shareholder

/s/ Ka Yum Tai

Print Name: Ka Yum Tai

Title: _____________________________

Date:  October 17, 2011

Shareholder

/s/ Jessica Chong Ho Ching

Print Name: Jessica Chong Ho Ching

Title: _____________________________

Date:  October 17, 2011

Approved by:

/s/ George Ma

Print Name: George Ma

Title: ___________________________

Date:  October 17, 2011

EXHIBIT B :
BYLAWS

The Standard Bylaws are adopted by the shareholders of the Company entitled to vote for the government of the Company:

These Bylaws may be amended or new bylaws may be adopted at a meeting held for such purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Company on such proposal; notice of which meeting having been given pursuant to these Bylaws.

EXHIBIT C
ARBITRATION & PROCEDURES CLAUSE.

1.
Exclusive Remedy.  After a thirty (30) day waiting period (the “Waiting Period”), any dispute, controversy, or claim arising out of or relating to this Agreement, or the formation, breach, termination or invalidity thereof, shall be settled by submission to final, binding and non-appealable arbitration (“Arbitration”) in accordance with the Rules of the American Arbitration Association (the “Association”), as then in effect, except as varied or excluded by this Agreement, without any right by any party to a trial de novo in a court of competent jurisdiction.  During the Waiting Period, the parties shall work diligently and in good faith and use their best efforts to amicably resolve the dispute.

2.	Place of Arbitration. The Arbitration shall be conducted in County of San Francisco, State of California in United States of America by the Regional Office of the Association.

3.
Costs and Fees.  Each party shall, except as otherwise provided herein, be responsible for its own expenses, including legal fees, incurred in the course of any arbitration proceedings.  The fees of the arbitrators shall be divided evenly between the parties.

4.	Procedure. The parties shall follow the procedures described below:

(a)
Following the Waiting Period, the party seeking Arbitration (the “Demanding Party”) shall give notice of a demand to arbitrate (herein referred to as the “Demand”) to the other party (the “Non-Demanding Party”) and to the Association.  The Demand shall include (A) a statement of the nature of the dispute, (B) copies (if any) of all supporting documentation in the possession of the Demanding Party, (C) a copy of this Section, and (D) the name of the arbitrator selected by the Demanding Party.

(b)
Within thirty (30) days after receipt of the Demand, the Non-Demanding Party shall give notice (herein referred to as the “Response”) to the Demanding Party and to the Association, of (A) any additional issues to be arbitrated, (B) its answer and defences to the issues raised by the Demanding Party, (C) copies (if any) of all supporting documentation in the possession of the Non-Demanding Party, and (D) the name of the arbitrator selected by the Non-Demanding Party.

(c)	The two arbitrators selected by the parties shall select a third arbitrator, who shall be a lawyer. None of the arbitrators shall have any existing or prior relationship with either party.

(d)
The three arbitrators (the “Tribunal”) shall proceed with the Arbitration by giving notice to all parties of its proceedings and hearings in accordance with the Association’s applicable procedures (the “Association’s Rules”).  Within fifteen (15) days after the third arbitrator has been appointed, an initial meeting among the Tribunal and counsel for the parties shall be held for the purpose of establishing a plan for administration of the Arbitration, including:

(A)	definition of issues;
(B)
scope, timing and type of discovery, which may, at the discretion of the Tribunal, include production of documents in the possession of the parties in accordance with the Federal Rules of Evidence, but may not, without the consent of the parties, include depositions;

(C)	exchange of documents and filing of detailed statements of claims and pre-hearing memoranda;
(D)	schedule and place of hearings; and
(E)	any other matters that may promote the efficient, expeditious and cost-effective conduct of the proceedings.

The substantive law of the California and the United States law applicable to patents, trademarks, and copyrights (excluding that body of law applicable to choice of law and excluding the United Nations Convention on Contracts for the International Sale of Goods) and the Federal Rules of Evidence shall be applied by the Tribunal to the resolution of the dispute, provided, that the Tribunal shall base its decision on the express terms, covenants, and conditions of this Agreement.  The hearings shall commence within thirty (30) days of the initial meeting and shall be concluded within ninety (90) days of the initial meeting.  The Tribunal shall be bound to make specific findings of fact and reach conclusions of law, based upon the submissions and evidence of the parties, and shall issue a written decision explaining the basis for the decision and award, within ten (10) days of the conclusion of the arbitration hearings.

(e)
The parties agree that the Tribunal shall have no power to alter or modify any express provision of this Agreement or to render any award which, by its terms, effects any such alteration or modification.  Subject to the limitation imposed by this Section, the Tribunal shall have the power to determine the rights and obligations of the parties and to grant any and all relief and remedies, whether at law or in equity, that the courts in California may grant and such other relief as may be available under the Association’s Rules.  Any award of the Tribunal shall include pre-award and post-award interest at a rate or rates considered fair under the circumstances by the Tribunal.  The decision of the Tribunal shall be final and as an “award” within the meaning of the Association’s Rules, and judgment upon the arbitration award may be entered in the United States District Court for the District of San Francisco or any other court having jurisdiction, as if it were a judgement of that court.

(f)
Upon written demand to any party to the Arbitration for the production of documents and things (including computer disks and data) reasonably related to the issues being arbitrated, the party upon which such demand is made shall promptly produce, or make available for inspection and copying, such documents or things without the necessity of any action by the Tribunal, provided, however, that no such demand shall be effective if made more than ninety (90) days after the receipt of the Response.

5.
Injunctions and Other Equitable Relief.  Notwithstanding the foregoing, the parties specifically reserve the right to seek a temporary judicial restraining order, preliminary or permanent injunction, or other similar equitable relief with respect to (i) violations of confidentiality and intellectual property provisions of this Agreement, (ii) any failures by the parties to comply with any applicable post-termination obligations for which monetary compensation would not be adequate, (iii) any failure by the Tribunal or any parties to comply with the provisions of the Procedure and , or (iv) to preserve the status quo or prevent irreparable harm.  The jurisdiction and venue for any such action shall be governed by the Governing Law hereof State of California.